Mail Stop 4561

      April 10, 2006

Mr. Robert C. Harvey
President
Oakridge Holdings, Inc.
4810 120th Street West
Apple Valley, MN  55124


      Re:	Oakridge Holdings, Inc.
		Form 10-KSB for the Year Ended June 30, 2005
		Filed September 27, 2005
		File No. 0-01937

Dear Mr. Harvey:

      We have reviewed your response letter dated February 22,
2006
and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In one of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended June 30, 2005

Report of Independent Registered Accounting Firm

1. We note your response to comment 1.  Please file an amended
Form
10-KSB to revise the report in the 6/30/2005 filing to refer to the standards of the Public Company Accounting Oversight Board.


Consolidated Balance Sheets

2. We note your response to comment 2. Please tell us what consideration you gave to performing an impairment analysis on the Apple Valley land in accordance with the guidance of paragraph 8f of
SFAS 144.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

Mr. Robert C. Harvey
Oakridge Holdings, Inc.
April 10, 2006
Page 1